Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com
Christopher M. Trueax christopher.trueax@troutman.com

February 19, 2021

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah O’Neal, Senior Counsel

Re:	Valued Advisers Trust (the “Trust”) Post-Effective Amendment No. 335 to Registration Statement on Form N-1A 1933 Act File No. 333-151672 1940 Act File No. 811-22208

Dear Ms. O’Neal:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to the Trust’s Post-Effective Amendment No. 335 to the Trust’s registration statement on Form N-1A filed with the Commission on December 30, 2020 (the “Amendment”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 to implement an environmental, social, and governance (“ESG”) screening process to the Dana Epiphany ESG Small Cap Equity Fund (the “Fund”), and to change the Fund’s name from the “Dana Small Cap Equity Fund” to the “Dana Epiphany ESG Small Cap Equity Fund.”

The Staff provided their oral comments on February 9, 2021 via telephone. We have organized this letter by setting forth the Staff’s Comments in italicized text followed by the Trust’s responses in bold. Capitalized terms used below and not otherwise defined herein have the meanings assigned to them in the Amendment.

* * *

1. Please ensure that the fee table, cost example, and performance presentation for the Dana Family of Funds is completed prior to the effective date of the Amendment. Please provide the completed information in your response letter.

Response: Confirmed. Please see Appendix A to this letter for the completed fee table, cost example and performance information for each Fund.

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2. Please ensure that in the Fee Table for each Fund, Acquired Fund Fees and Expenses are shown as a separate line item if such fees are greater than 1 basis point.

Response: Acquired Fund Fees and Expenses for each Fund are less than one basis point. Accordingly, such expenses are not shown on a separate line item.

3. In the Prospectus, for the Dana Large Cap Equity Fund and the Dana Epiphany ESG Equity Fund, please provide the most recent market capitalization range of the S&P 500 Index.

Response: The disclosure has been revised as requested.

4. Please describe in the Prospectus the due diligence practices and the sources of information the Dana Epiphany ESG Small Cap Equity Fund and the Dana Epiphany ESG Equity Fund use to apply the ESG screening criteria to their investments.

Response: The disclosure has been modified as requested.

5. Please consider whether it is appropriate to add an ESG-specific risk factor in the Prospectus for the Dana Epiphany ESG Small Cap Equity Fund and the Dana Epiphany ESG Equity Fund.

Response: The Dana Epiphany ESG Small Cap Equity Fund and the Dana Epiphany ESG Equity Fund already have risk disclosure about “Excluded Securities Risk.” However, the Funds have modified this risk disclosure to refer to it as “ESG Risk” and to expand the ESG-related risk disclosure.

6. Please confirm supplementally to the Staff that the Adviser maintains the records and documents necessary to support the calculation of the performance displayed in the section of the Prospectus entitled Prior Performance of the Adviser, as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response: Confirmed.

7. On page 34 of the Prospectus, in the section entitled Prior Performance of the Adviser, please provide additional disclosure that the “composite performance is net of all actual fees and expenses of the account, including any sales loads.” In addition, please disclose that use of the Fund’s expense structure would have lowered the performance result presented in the composite.

Response: The disclosure has been revised as requested.

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8. On page 34 of the Prospectus, in the section about Prior Performance of the Adviser, please add a line showing 10 year average annual total returns, and remove the line covering 3 year average annual total returns.

Response: The disclosure has been revised as requested.

9. Please disclose in the Prospectus or SAI information about how proxy voting is handled for the Dana Epiphany ESG Small Cap Equity Fund and the Dana Epiphany ESG Equity Fund in light of their ESG screening criteria, or provide an explanation of why further disclosure on proxy voting is not necessary.

Response: The Funds have added disclosure about proxy voting as it relates to the ESG criteria for the Dana Epiphany ESG Small Cap Equity Fund and the Dana Epiphany ESG Equity Fund. Such disclosure is located in the “Proxy Voting Policy” section of the Funds’ Statement of Additional Information.

* * *

We trust that this response addresses the Staff’s comments. If you have any further questions, please contact me at 215.981.4723 or in my absence, John M. Ford, Esq. of this office at 215.981.4009.

Very truly yours,

/s/ Christopher M. Trueax

Christopher M. Trueax

cc:

Adam Kornegay, President of Valued Advisers Trust

Carol Highsmith, Secretary of Valued Advisers Trust

John M. Ford, Esq.

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APPENDIX A

Dana Large Cap Equity Fund

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	Investor Class	Institutional Class
Maximum Sales Charge (load) Imposed on Purchases (as a % of offering price)	None	None
Fee for Redemptions Paid by Wire	$15.00	$15.00

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%	0.65%
Distribution and Service (12b-1) Fees	0.25%	None
Other Expenses	0.26%	0.26%
Total Annual Fund Operating Expenses	1.16%	0.91%
Fee Waiver/Expenses Reimbursement	(0.18)%	(0.18)%
Total Annual Fund Operating Expenses After Fee Waiver/Expenses Reimbursement[1]	0.98%	0.73%

1.	Total Annual Fund Operating Expenses After Fee Waiver/Expenses Reimbursement reflect that Dana Investment Advisors, Inc.(the “Adviser”) has contractually agreed to waive or limit its fees and to assume other expenses of the Fund until February 28, 2022, so that Total Annual Fund Operating Expenses do not exceed 0.73% of the Fund’s average daily net assets. This operating expense limitation does not apply to brokerage fees and commissions, borrowing costs (such as interest and dividend expenses on securities sold short), taxes, extraordinary expenses, fees and expenses paid under a distribution plan adopted pursuant to Rule 12b-1, fees and expenses paid under a shareholder services plan, and indirect expenses (such as “Acquired Fund Fees and Expenses”). Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three years following the date of such waiver or reimbursement, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of waiver or reimbursement and the expense limitation in place at the time of the repayment. This agreement may only be terminated by mutual consent of the Adviser and the Board of Trustees.

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Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Only the one-year numbers shown below reflect the Adviser’s agreement to waive fees and/or reimburse Fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Investor Class	$100	$351	$621	$1,393
Institutional Class	$75	$272	$486	$1,103

Performance

The bar chart below shows how the Fund’s investment results have varied from year to year as represented by the performance of Investor Class shares. The table below shows how the Fund’s average annual total returns for the one-year, five-year, and since inception periods compare to those of a broad-based securities market index. This information provides some indication of the risks of investing in the Fund. Past performance (before and after taxes) of the Fund is not necessarily an indication of how it will perform in the future. The performance of the Fund’s Institutional Class Shares would differ from the Investor Class returns shown in the bar chart because the expenses of the Classes differ. The Fund was reorganized on October 28, 2013 from a series of The Epiphany Funds, a trust established under the laws of Ohio, (the “Large Cap Predecessor Fund”), to a series of Valued Advisers Trust, a Delaware statutory trust (the “Large Cap Reorganization”). The performance information below is intended to serve as an illustration of the variability of the Fund’s returns since inception. The Fund is a continuation of the Large Cap Predecessor Fund and has the same investment objective and strategies of the Large Cap Predecessor Fund. While the Fund is substantially similar to the Large Cap Predecessor Fund and theoretically would have invested in the same portfolio of securities, the Fund’s performance during the same time period may have been different than the performance of the Large Cap Predecessor Fund due to, among other things, differences in fees and expenses. Prior to October 13, 2017 Investor Class shares were known as Class N shares.

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(as of December 31)

Highest/Lowest quarterly results during this time period were: Best Quarter: 2nd Quarter, 2020, 21.01%%

Worst Quarter: 1st Quarter, 2020, (22.17%)

Average Annual Total Returns (for the period ended December 31, 2020)

Fund	One Year	Five Years	Ten Years
Return Before Taxes (Investor Class)[1]	12.07%	12.85%	12.05%
Return After Taxes on Distributions (Investor Class)	11.27%	11.17%	10.71%
Return After Taxes on Distributions and Sale of Fund Shares (Investor Class)	7.46%	9.96%	9.65%
Return Before Taxes (Institutional Class)[2]	12.38%	13.13%	N/A [4]
S&P 500	18.40%	15.22%	13.88%[3]

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[1]	The Investor Class Shares commenced operations on March 1, 2010.

[2]	Institutional Class Shares commenced operations on October 29, 2013.

[3]	Based on inception date of Investor Class shares.

[4]	The Average Annual Total Return Since Inception (10/29/13) for the Institutional Class Shares is 11.77%.

After-tax returns are shown for the Investor Class shares only. After-tax returns for Institutional Class will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts (“IRAs”).

Current performance of the Fund may be lower or higher than the performance quoted above. Performance data current to the most recent month end may be obtained by calling (855) 280-9648. Performance data current to the most recent quarter end may be obtained on the Fund’s website at www.danafunds.com.

Dana Epiphany ESG Small Cap Equity Fund

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	Institutional Class
Maximum Sales Charge (load) Imposed on Purchases (as a % of offering price)	None
Fee for Redemptions Paid by Wire	$15.00

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Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and Service (12b-1) Fees	None
Other Expenses	1.83%
Total Annual Fund Operating Expenses	2.58%
Fee Waiver/Expenses Reimbursement	(1.63)%
Total Annual Fund Operating Expenses After Fee Waiver/Expenses Reimbursement[1]	0.95%

1.	Total Annual Fund Operating Expenses After Fee Waiver/Expenses Reimbursement reflect that Dana Investment Advisors, Inc. (the “Adviser”) has contractually agreed to waive or limit its fees and to assume other expenses of the Fund until February 28, 2022, so that Total Annual Fund Operating Expenses do not exceed 0.95% of the Fund’s average daily net assets This operating expense limitation does not apply to brokerage fees and commissions, borrowing costs (such as interest and dividend expenses on securities sold short), taxes, extraordinary expenses, fees and expenses paid under a distribution plan adopted pursuant to Rule 12b-1, fees and expenses paid under a shareholder services plan, and indirect expenses (such as “Acquired Fund Fees and Expenses”). Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three years following the date of such waiver or reimbursement, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of waiver or reimbursement and the expense limitation in place at the time of the repayment. This agreement may only be terminated by mutual consent of the Adviser and the Board of Trustees.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Only the one-year numbers shown below reflect the Adviser’s agreement to waive fees and/or reimburse Fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

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	One Year	Three Years	Five Years	Ten Years
Institutional Class	$97	$647	$1,224	$2,793

Performance

The bar chart below shows how the Fund’s investment results have varied from year to year as represented by the performance of Institutional Class shares. The table below shows how the Fund’s average annual total returns for the one-year and since inception periods compare to those of a broad-based securities market index. This information provides some indication of the risks of investing in the Fund. Past performance (before and after taxes) of the Fund is not necessarily an indication of how it will perform in the future. Prior to November 1, 2020, the Fund was known as the Dana Small Cap Equity Fund, and prior to October 1, 2020, its investment strategy did not include an ESG component. If the Fund’s current strategy was used, its performance during the periods presented below may have been different.

(as of December 31)

Highest/Lowest quarterly results during this time period were: Best Quarter: 4th Quarter, 2020, 29.04%

Worst Quarter: 1st Quarter, 2020, (33.46%)

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Average Annual Total Returns (for the period ended December 31, 2020)

Fund	One Year	Five Years	Since Inception 11/3/15
Return Before Taxes	13.32%	7.16%	5.83%
Return After Taxes on Distributions	13.30%	6.71%	5.39%
Return After Taxes on Distributions and Sale of Fund Shares	7.88%	5.52%	4.46%
Russell 2000	19.96%	13.26%	11.85%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts (“IRAs”).

Current performance of the Fund may be lower or higher than the performance quoted above. Performance data current to the most recent month end may be obtained by calling (855) 280-9648. Performance data current to the most recent quarter end may be obtained on the Fund’s website at www.danafunds.com.

Dana Epiphany ESG Equity Fund

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

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Shareholder Fees (fees paid directly from your investment)	Institutional Class
Maximum Sales Charge (load) Imposed on Purchases (as a % of offering price)	None
Fee for Redemptions Paid by Wire	$15.00

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and Service (12b-1) Fees	None
Other Expenses	1.35%
Total Annual Fund Operating Expenses	2.00%
Fee Waiver/Expenses Reimbursement	(1.15)%
Total Annual Fund Operating Expenses After Fee Waiver/Expenses Reimbursement[1]	0.85%

1.	Total Annual Fund Operating Expenses After Fee Waiver/Expenses Reimbursement reflect that Dana Investment Advisors, Inc. (the “Adviser”) has contractually agreed to waive or limit its fees and to assume other expenses of the Fund until February 28, 2022, so that Total Annual Fund Operating Expenses do not exceed 0.85% of the Fund’s average daily net assets. This operating expense limitation does not apply to brokerage fees and commissions, borrowing costs (such as interest and dividend expenses on securities sold short), taxes, extraordinary expenses, fees and expenses paid under a distribution plan adopted pursuant to Rule 12b-1, fees and expenses paid under a shareholder services plan, and indirect expenses (such as “Acquired Fund Fees and Expenses”). Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three years following the date of such waiver or reimbursement, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of waiver or reimbursement and the expense limitation in place at the time of the repayment. This agreement may only be terminated by mutual consent of the Adviser and the Board of Trustees.

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Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Only the one-year numbers shown below reflect the Adviser’s agreement to waive fees and/or reimburse Fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Institutional Class	$87	$516	$971	$2,235

Performance

The returns presented below for the Fund reflect the performance of the ESG Predecessor Fund for periods prior to December 19, 2018. The Fund has adopted the performance of the ESG Predecessor Fund as the result of a reorganization consummated after the close of business on December 19, 2018, in which the Fund acquired all or substantially all of the assets and all of the stated liabilities included in the financial statements of the ESG Predecessor Fund (the “ESG Reorganization”). The performance of the Institutional Class shares of the Fund is based on the performance of the Class I shares of the ESG Predecessor Fund. Prior to the ESG Reorganization, the Fund was a “shell” fund with no assets and had not commenced operations.

The ESG Predecessor Fund was managed by a different investment adviser and different portfolio managers than the Fund. The performance information below is intended to serve as an illustration of the variability of the Fund’s returns since the Fund is a continuation of the ESG Predecessor Fund and has the same investment objective and substantially similar strategies as the ESG Predecessor Fund. While the Fund is substantially similar to the ESG Predecessor Fund and theoretically would have invested in a similar portfolio of securities, the Fund’s performance during the same time period may have been different than the performance of the ESG Predecessor Fund due to, among other things, differences in strategies, fees and expenses.

The bar chart below shows how the Fund’s investment results have varied from year to year as represented by the performance of its Institutional Class shares. Results prior to December 19, 2018 are for the Class I shares of the ESG Predecessor Fund. The table below shows how the Fund’s average annual total returns for the one-year, five-year, and ten-year periods compare to those of a broad-based securities market index. Results prior to December 19, 2018 are for the ESG Predecessor Fund. Past performance (before and after taxes) of the Fund and the ESG Predecessor Fund is not necessarily an indication of how the Fund will perform in the future. Prior to May 31, 2017, the ESG Predecessor Fund’s Class I shares were called Class C shares, and the fee structure was different. Those shares sold before May 31, 2017 were subject to a contingent deferred sales load, which is not reflected in the returns set forth in the table below. If the contingent deferred sales load was included, the returns would be less than those shown.

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(as of December 31)

Highest/Lowest quarterly results during this time period were: Best Quarter: 2nd Quarter, 2020, 21.91%

Worst Quarter: 1st Quarter, 2020, (21.67%)

Average Annual Total Returns (for the period ended December 31, 2020)

Fund	One Year	Five Years	Ten Years
Return Before Taxes [1]	13.82%	12.61%	10.44%
Return After Taxes on Distributions	13.05%	9.68%	8.10%
Return After Taxes On Distributions and Sale of Fund Shares	8.39%	9.25%	7.74%
S&P 500 Index	18.40%	15.22%	13.88%

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[1]	Returns shown for periods prior to December 19, 2018 are for Class I shares of the ESG Predecessor Fund.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts (“IRAs”).

Current performance of the Fund may be lower or higher than the performance quoted above. Performance data current to the most recent month end may be obtained by calling (855) 280-9648. Performance data current to the most recent quarter end may be obtained on the Fund’s website at www.danafunds.com.